Exhibit 11

Healthways, Inc.

Earnings Per Share Reconciliation

February 28, 2006

(Unaudited)

(In thousands, except earnings per share data)

The following is a reconciliation of the numerator and denominator of basic and diluted earnings per share:

	Three Months Ended February 28,		Six Months Ended February 28,
	2006	2005	2006	2005

Numerator:
Net income - numerator for basic earnings per share	$7,333	$8,441	$13,789	$16,204
Effect of dilutive securities	—	—	—	—

Numerator for diluted earnings per share	$7,333	$8,441	$13,789	$16,204

Denominator:
Shares used for basic earnings per share	34,321	33,073	34,140	32,997
Effect of dilutive stock options outstanding	1,979	2,417	1,996	2,393

Shares used for diluted earnings per share	36,300	35,490	36,136	35,390

Earnings per share:
Basic	$0.21	$0.26	$0.40	$0.49

Diluted	$0.20	$0.24	$0.38	$0.46